Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134302

Prospectus Supplement No. 13
to Prospectus dated June 14, 2006

AVITAR, INC.

28,000,000 Shares
Common Stock

We are supplementing the prospectus dated June 14, 2006 to provide information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2007 including the following:

On July 19, 2007, Avitar, Inc. ("Avitar" or the "Company"), entered into a
Securities Purchase Agreement and related agreements, dated as of  July 19, 2007,  as part of a $250,000 private placement with AJW Partners, LLC, AJW Master Fund, Ltd., and New Millennium Capital Partners II, LLC (collectively, the "Purchasers"). As previously reported, the Company entered into private placements with the same or related parties in 2005, 2006 and March, May and June 2007.

The securities issued in the private placement are $250,000 of Secured Convertible Notes (the “Notes”) and 20,000,000 seven-year Warrants (the “Warrants”).

The Notes bear interest at 8%, mature three years from the date of issuance, and are convertible into the Company’s common stock at any time, at the Purchasers' option, at 55% of the average of the three lowest intraday trading prices for the Common Stock for the 20 trading days ending the day before the date that the investors elect to convert.

The full principal amount of the Notes, plus a default interest rate of 15%, is due upon a default under the terms of the Notes. We have a right to prepay the Notes under certain circumstances at a premium ranging from 20% to 35% depending on the timing of such prepayment.

In addition, the Company granted the Purchasers a security interest in substantially all of our assets. The Company is further required to file the Registration Statement with the Securities and Exchange Commission within 30 days of receipt of demand from the Purchasers. If the Registration Statement is not filed on time or not declared effective within 120 days from the date of receipt of such demand, we are required to pay to the Purchasers damages in Common Stock or cash, at the election of the Company, in an amount equal to two percent of the outstanding principal amount of the Notes per month plus accrued and unpaid interest.

The Warrants are exercisable until seven years from the date of issuance at a purchase price of $0.01 per share. The Purchasers may exercise the Warrants on a cashless basis if the shares of Common Stock underlying the Warrants are not then registered pursuant to an effective registration statement. In the event the Purchasers exercise the Warrants on a cashless basis, we will not receive any proceeds. In addition, the Warrants are subject to standard anti-dilution provisions.

The Purchasers have agreed to restrict their ability to convert their Notes or exercise their Warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates in the aggregate after such conversion or exercise does not exceed 4.9% of the then issued and outstanding shares of Common Stock.

Under the Securities Purchase Agreement, the Purchasers are entitled to reimbursement for expenses up to $25,000, which was deducted at the closing.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated June 14, 2006, with respect to the resale of the 28,000,000 shares of common stock, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ CAREFULLY THE ENTIRE PROSPECTUS REFERRED TO ABOVE, INCLUDING THE SECTION CAPTIONED "RISK FACTORS" BEGINNING ON PAGE 3, BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is July 25, 2007.